Norman H. Beitner (313) 465-7320
Honigman Miller Schwartz and Cohn LLP Attorneys and Counselors	Fax: (313) 465-7321 nbeitner@honigman.com

VIA EDGAR

September 20, 2013

Mr. Mark P. Shuman

Branch Chief – Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Covisint Corporation

Amendment No.5 to

Registration Statement on Form S-1

File No. 333-188603

Ladies and Gentlemen:

On behalf of our client, Covisint Corporation, a Michigan corporation (the “Company”), we transmit herewith the Company’s Amendment No. 5 to Registration Statement on Form S-1 for filing under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this submission, please contact me at (313) 465-7320.

Very truly yours,

/s/ Norman H. Beitner

Norman H. Beitner

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

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